UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Kossner, Wolfgang M.
   Freyenthurn 1
   9020    Klagenfurt,
   AUSTRIA
2. Issuer Name and Ticker or Trading Symbol
   Eastbrokers International Incorporated
   EAST
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/30/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Vice Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock,  par value $.|      |    | |                  |   |           |1,293,536          |I     |(2)                        |
05 per share               |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Class C Common Stock P|$7.00   |     |    | |           |   |02/20|02/19|Common Stock|400,000|(1)    |400,000     |I  |(2)         |
urchase Warrants      |        |     |    | |           |   |/99  |/02  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.05 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Warrants to purchase C|$2.85   |11/09|P   | |200,000    |A  |immed|01/01|Common Stock|200,000|$0.15  |200,000     |D  |            |
ommon Stock (Right to |        |/99  |    | |           |   |iate |/05  |, par value |       |       |            |   |            |
Purchase)             |        |     |    | |           |   |     |     |$0.05 per sh|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |are         |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) The reported securities are included within 400,000 Units purchased by the reporting person for $5.00 per Unit. Each Unit consists of one share of common stock and one Class C Common Stock Purchase
Warrant.
(2) 1,061,036 shares are owned indirectly through General Partners Beteiligungs AG, formerly KHS Beteiligungs AG ("GP"), of which Mr. Kossner is a principal stockholder. 200,000 shares were owned by Karntner Landes und Hypothekenbank AG (the "Bank") as nominee for GP. Mr. Kossner may be deemed to have shared voting and investment power with respect to these shares. Also includes 32,500 shares held by the Bank as nominee for Central and Eastern European Fund ( "Fund"), of which Mr. Kossner is a director. The inclusion of such Fund shares shall not be construed as an admission that Mr. Kossner is the beneficial owner of such shares.
SIGNATURE OF REPORTING PERSON
/s/  Wolfgang M. Kossner
DATE
December    , 1999